Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    WIN Energy Corporation and Compton Petroleum Corporation Announce
    Increase of Purchase Price to $0.45 per Common Share and Announce Details
    of Securityholder Meeting

    CALGARY, Dec. 10 /CNW/ - On September 17, 2007, WIN Energy Corporation
("WIN") and Compton Petroleum Corporation ("Compton") jointly announced that they had entered into an Arrangement Agreement (the "Arrangement Agreement")
whereby Compton would acquire, by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"), all of the issued and outstanding common shares of WIN for cash consideration of $0.37 per common share and all of the issued and outstanding warrants of WIN for cash consideration of $0.01 per warrant.
    Due to the recent operational developments of WIN that were referred to in a press release dated November 21, 2007 jointly issued by WIN and Compton,
Compton has agreed to amend the Arrangement Agreement to increase the cash consideration for all of the outstanding common shares of WIN to $0.45 per common share. The cash consideration for all of the outstanding warrants of
WIN will remain at $0.01 per warrant. In connection with this increased purchase price, WIN has agreed to increase the non-completion fee payable under the circumstances set forth in (i) Section 7.3(b) of the Arrangement
Agreement from $1 million to $1.5 million and (i) Section 7.3(a) of the
Arrangement Agreement from $400,000 to $600,000.
    Due to the confidential nature of the recent operational developments that gave rise to the increased cash consideration to WIN shareholders, WIN will be disclosing details regarding these operational developments at a later date. WIN anticipates that such disclosure will be provided by way of a press release prior to the Meeting.
    The Arrangement has the support of each of the Board of Directors of both
Compton and WIN. Jennings Capital Inc., the exclusive financial advisor to
WIN, has verbally confirmed to the Board of Directors of WIN that subject to receipt of final documentation, it will be providing to the Board of Directors of WIN an opinion that the consideration to be received in the Arrangement, including the higher $0.45 per common share consideration to be received by
WIN shareholders, is fair from a financial point of view to the shareholders and warrantholders of WIN. The Board of Directors of WIN has unanimously approved the amendments to the Arrangement Agreement and has concluded that the Arrangement is in the best interests of WIN and is unanimously recommending that shareholders and warrantholders of WIN vote in favour of the
Arrangement.
    Pursuant to a notice, information circular and proxy statement (the "WIN
Information Circular") mailed on October 22, 2007 to the holders of common shares of WIN and holders of warrants of WIN (collectively, the "WIN Voting
Securityholders"), a meeting of the WIN Voting Securityholders (the "Meeting")
was to have been held on November 22, 2007 for the purpose of approving the
Arrangement. On November 21, 2007, WIN announced the decision of the Board of
Directors of WIN to postpone the Meeting in order to properly consider and assess the effect of recent operational developments. As a result, and following the amendment by WIN and Compton of the Arrangement Agreement to permit WIN to postpone the Meeting date, WIN obtained an order from the Court of Queen's Bench of Alberta (the "Court") to postpone the Meeting until
9:00 a.m. on December 20, 2007.

    Information Concerning the Meeting of WIN Voting Securityholders

    As previously announced by WIN in its November 21, 2007 joint press release with Compton, the Meeting of WIN Voting Securityholders will be held at 9:00 a.m. on December 20, 2007 in the Strand/Tivoli Room of The
Metropolitan Conference Centre at 333 - 4th Avenue S.W., Calgary, Alberta. The
purpose of the Meeting will be to consider the Arrangement. The record date for WIN Voting Securityholders entitled to vote at the Meeting remains the close of business on October 19, 2007. Valid proxies submitted by WIN Voting
Securityholders prior to the originally scheduled Meeting will continue to be valid for purposes of the postponed Meeting and will not need to be recast.
    Pursuant to the Business Corporations Act (Alberta) and the order of the
Court, registered WIN Voting Securityholders have rights of dissent with respect to the Arrangement resolution. Such rights of dissent must be exercised prior to 12:00 p.m. on December 19, 2007. Details concerning rights of dissent can be found in the WIN Information Circular.
    Any WIN Voting Securityholder or other interested party desiring to support or oppose the petition to the Court for the final Order approving the
Arrangement may appear at the time of the hearing in person or by counsel for that purpose provided such party files with the Court and serves upon WIN on or before 12:00 p.m. (Calgary time) on December 17, 2007, a Notice of
Intention to Appear, setting out such party's address for service and indicating whether such party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on WIN shall be effected by service upon the solicitors for WIN, Macleod Dixon LLP, 3700 Canterra Tower,
400 Third Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl.
    Interested parties are encouraged to consult the WIN Information
Circular, which is available on SEDAR at www.sedar.com, for additional information concerning the Meeting.

    Information Concerning Compton and WIN

    WIN Energy Corporation is a Calgary based junior oil and natural gas company with operations in Alberta and exploratory landholdings in Montana.
The common shares of WIN are listed on the TSX Venture Exchange and trade under the symbol "WNR".
    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".

    Further Information

    Further information will be issued by press release prior to the Meeting and will be available on SEDAR at www.sedar.com. A copy of the opinion to be provided by Jennings Capital Inc. will be available on SEDAR at www.sedar.com prior to the Meeting. Should you have any questions, please contact WIN's information agent and proxy solicitation agent, Georgeson, toll - free at
(888) 605-8399.

    <<
    The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
    >>

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Further information will be issued by press release prior to the Meeting and will be available on SEDAR at www.sedar.com.
A copy of the opinion to be provided by Jennings Capital Inc. will be available on SEDAR at www.sedar.com prior to the Meeting. Should you have any questions, please contact WIN's information agent and proxy solicitation agent, Georgeson, toll - free at (888) 605-8399./
    (CMT. CMZ)

CO:  Compton Petroleum Corporation; WIN Energy Corporation

CNW 06:00e 10-DEC-07